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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VSR Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8620 W. 110th Street, Suite 200
(No. and Street)

Overland Park	KS	66210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen M. Quint (913) 498-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47th Place, Suite 204	Westwood	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/18

OATH OR AFFIRMATION

I, Eileen M. Quint, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VSR Financial Services, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA D. BROWN
Notary Public - State of Kansas
My Appt. Expires 8-30-11

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Filed in accordance with
Rule 17a-5(e)(3)
as a Public Document

VSR FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2008 AND 2007
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

MHK Miller Haviland Ketter PC, PA
Certified Public Accountants

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT

Board of Directors
VSR Financial Services, Inc.

We have audited the accompanying statements of financial condition of

VSR FINANCIAL SERVICES, INC.

as of June 30, 2008 and 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VSR Financial Services, Inc., as of June 30, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the statements of financial condition. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the statements of financial condition, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the statements of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statements of financial condition.

Miller Haviland Ketter P.C. PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
August 7, 2008

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name)@mhkcpas.com

VSR FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF JUNE 30, 2008 AND 2007

	2008	2007
ASSETS		
Cash	$ 1,583,772	$ 2,730,853
Restricted Cash for Customer Refunds	28,087	28,094
Receivable from Brokers and Dealers	2,726,906	2,472,820
Marketable Securities, at fair value	962,167	866,256
Securities Not Readily Marketable, at fair value	338,643	338,643
Prepaid Income Taxes	302,582	224,417
Other Assets	322,031	294,937
TOTAL ASSETS	$ 6,264,188	$ 6,956,020
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions Payable	$ 2,342,316	$ 2,360,801
Accounts Payable	237,425	174,773
Accrued Customer Refunds	28,094	28,094
TOTAL LIABILITIES	2,607,835	2,563,668
STOCKHOLDER'S EQUITY		
Paid in Capital		
Common stock, par value $.001, authorized 10,000,000 shares, 1,309,110 shares issued, 798,510 shares outstanding (excluding treasury stock below)	1,309	1,309
Additional Paid in Capital	602,881	602,881
	604,190	604,190
Retained Earnings	4,202,151	4,938,150
	4,806,341	5,542,340
Less: Treasury Stock, at cost, 510,600 shares	(1,149,988)	(1,149,988)
TOTAL STOCKHOLDER'S EQUITY	3,656,353	4,392,352
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,264,188	$ 6,956,020

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

VSR Financial Services, Inc. ["Financial" and "Company"] is a fully-disclosed, full-service securities broker/dealer and investment advisory services firm founded in 1985. Financial operates through its network of approximately 256 independent representatives and registered advisory agents in 38 states who serve approximately 60,000 clients throughout North America. It is licensed in all 50 states of the USA, and is a member in good standing of the Financial Industry Regulatory Authority [FINRA] which was formerly known as the National Association of Securities Dealers [NASD]. All general securities accounts are insured by the Securities Investor Protection Corporation [SIPC].

Financial is a wholly-owned subsidiary of VSR Group, Inc. ["Group"]; the accounts of Group are not presented or otherwise included in these financial statements. Financial files consolidated corporation income tax returns with Group.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue and Expense Recognition

Revenue and expenses in connection with securities transactions are recorded on a trade-date basis. Advisory fee income is recognized upon completion of services rendered; since the Company does not extend credit to its advisory service clients, payment is received at the time of completion in most cases. Asset management fee income is recognized on the accrual basis in the period when earned.

Cash

Cash consists of demand deposit checking accounts and cash on hand, specifically excluding bank certificates of deposit with original maturities in excess of 90 days, and also excluding restricted cash that has been segregated into a special reserve bank account for the benefit of the Company's customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission. From time to time, the Company maintains cash balances with financial institutions in excess of the Federal Depositor Insurance Corporation (FDIC) limit of $100,000 per financial institution. The Company has suffered no loss as a result of this risk.

Marketable Securities

Marketable securities investments consist of bank certificates of deposit with original maturities of 12 months that are classified as debt securities held to maturity, and also preferred stocks, common stocks, options and mutual funds which are classified as equity securities available-for-sale. All marketable securities are carried at fair value; for debt securities, fair value approximates cost.

Securities Not Readily Marketable

Securities not readily marketable consist of limited interests in limited partnerships and stock warrants, and are stated at fair value equal to cost that does not exceed estimated net realizable value.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at June 30, 2008 and 2007 are summarized as follows:

	2008	2007
Net Capital	$2,237,970	$3,051,697
Aggregate Indebtedness	2,607,835	2,563,668
Minimum Net Capital Required (as computed)	173,855	170,911
Minimum Dollar Net Capital Required	250,000	250,000
Net Capital Requirement	250,000	250,000
Excess Net Capital at 1500%	1,987,970	2,801,697
Excess Net Capital at 1000%	1,977,187	2,795,330
Net Capital Ratio	1.17 to 1	0.84 to 1

The Company is exempt from the cash reserve requirements and remaining provisions of Rule 15c3-3 of the Securities and Exchange Commission as it operates under the limitations of paragraph (k)(2)(ii) of Rule 15c3-3. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer.

NOTE C - MARKETABLE SECURITIES

As of June 30, 2008 and 2007 marketable securities consisted of the following:

	2008		2007	
	Fair Value	Cost	Fair Value	Cost
Equity Securities Available for Sale				
Common stocks and options	$ 80,810	$ 65,917	$ 81,441	$ 65,917
Preferred stock	72,752	87,695	86,751	87,695
Mutual funds	315,469	325,613	334,397	311,510
Total Equity Securities Available for Sale	469,031	479,225	502,589	465,122
Debt Securities Held to Maturity				
Certificates of deposit	493,136	493,136	363,667	363,667
TOTAL MARKETABLE SECURITIES	$ 962,167	$ 972,361	$ 866,256	$ 828,789

For the fiscal years ended June 30, 2008 and 2007, unrealized gains/(losses) were ($10,194) and $37,467, respectively.

NOTE D - RECEIVABLE FROM BROKERS AND DEALERS

As of June 30, 2008 and 2007, receivable from brokers and dealers is summarized as follows:

	2008	2007
First Clearing Corporation	$ 913,540	$ 790,432
Other brokers and dealers	1,813,366	1,682,388
	$ 2,726,906	$ 2,472,820

NOTE E - OPERATING LEASES

The Company leases office space and office equipment under the terms of month-to-month operating leases with related parties disclosed in Note F.

Following is a summary of rental expense under all operating leases:

	2008	2007
Related party (see Note F)	$ 302,600	$ 327,422
Other	6,924	19,351
	$ 309,524	$ 346,773

NOTE F - RELATED PARTY TRANSACTIONS

The Company leases office space, as disclosed in Note E, from its parent company, VSR Group Inc. The Company also leases office equipment and purchases consulting services from VSR Group, Inc. Following is a summary of transactions and balances with related parties (other than operating leases) for the fiscal years ended June 30, 2008 and 2007.

	2008	2007
Consulting fees & equipment leases	$ 650,000	$ 501,000

NOTE G - INCOME TAXES

For the years ended June 30, 2008 and 2007, income taxes paid were $1,055,000 and $1,885,000, respectively.

NOTE H - CONTINGENCIES

In the ordinary course of business, the Company becomes party to claims from time to time, most of which relate to sales of securities by representatives of the Company. As of June 30, 2008 and 2007, the Company was party to several such claims; management holds that its positions in each of these matters is meritorious, that it intends to defend its position vigorously, and that it anticipates favorable results. At this time it is not possible to predict the extent of the Company's liability, if any.

NOTE I - DEFINED CONTRIBUTION RETIREMENT PLAN

The Company sponsors a defined contribution 401(k) retirement plan covering all employees age 21 with 1 year of service. Company contributions are discretionary; current policy provides for Company matching contributions equal to 100% of the amount of employee contributions, limited to a total of 6.0% of each participant's compensation. The amounts of retirement contributions expense were $259,968 and $259,717 for fiscal years ended June 30, 2008 and 2007, respectively.

SUPPLEMENTARY INFORMATION

VSR FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2008 AND 2007

	2008	2007
NET CAPITAL		
Total Stockholder's Equity	$ 3,656,353	$ 4,392,352
Deductions and/or charges:		
A. Nonallowable assets		
Securities not readily marketable	338,643	338,643
Commissions and other receivables	309,279	313,043
Other assets	624,663	519,404
Other deductions and charges	48,585	48,651
	1,321,170	1,219,741
Net Capital Before Haircuts on Securities Positions	2,335,183	3,172,611
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Certificates of deposit and preferred stock	97,213	120,914
Net Capital	$ 2,237,970	$ 3,051,697
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Commissions Payable	$ 2,342,316	$ 2,360,801
Accounts Payable	265,519	202,867
Total Aggregate Indebtedness	$ 2,607,835	$ 2,563,668
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Required	$ 250,000	$ 250,000
Excess Net Capital at 1500%	$ 1,987,970	$ 2,801,697
Excess Net Capital at 1000%	$ 1,977,187	$ 2,795,330
Ratio: Aggregate Indebtedness to Net Capital	1.17 to 1	0.84 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of June 30, 2008 and 2007)		
Net Capital, as reported in Company's unaudited FOCUS report	$ 2,237,970	$ 3,051,697
Net Capital, as computed above	$ 2,237,970	$ 3,051,697

VSR FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended June 30, 2008 and 2007.

VSR FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of June 30, 2008 and 2007.

MHK Miller Haviland Ketter PC, PA
Certified Public Accountants

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
VSR Financial Services, Inc.

In planning and performing our audits of the financial statements of VSR Financial Services, Inc., as of and for the years ended June 30, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by VSR Financial Services, Inc., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name)@mhkcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mize Houser & Company P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
August 7, 2008

END